                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        VERITAS SOFTWARE CORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                   923436
                               (CUSIP Number)

                               Charles C. Pope
                        Executive Vice President and
                           Chief Financial Officer
                          Seagate Technology, Inc.
                               920 Disc Drive
                       Scotts Valley, California 95066
                               (831) 438-6550

                                 Copies to:

                           Chris F. Fennell, Esq.
                      Wilson Sonsini Goodrich & Rosati
                          Professional Corporation
                             650 Page Mill Road
                             Palo Alto, CA 94304
                               (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                May 28, 1999
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Seagate Technology, Inc.        I.R.S. Identification No.: 94-2612933
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                (b)
           N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           N/A
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
--------------------------------------------------------------------------------
   NUMBER  7  SOLE VOTING POWER
  OF SHARES   +155,583,468
 BENEFICIALLY
   OWNED BY
     EACH
REPORTING PERSON
     WITH
--------------------------------------------------------------------------------
           8  SHARED VOTING POWER
              0
--------------------------------------------------------------------------------
           9  SOLE DISPOSITIVE POWER
              +155,583,468
--------------------------------------------------------------------------------
           10  SHARED DISPOSITIVE POWER
               0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           +155,583,468
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
+AS ADJUSTED FOR STOCK SPLITS SINCE MAY 28, 1999.

                                SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     The class of equity Securities to which this Statement on Schedule 13D relates is the common stock (the "Common Stock") of VERITAS Software Corporation, a Delaware corporation formerly named VERITAS Holding Corporation ("New VERITAS"). The principal executive officers of New VERITAS can be contacted at 1600 Plymouth Street, Mountain View, California 94043.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is being filed by Seagate Technology, Inc., a Delaware corporation ("Seagate"). Seagate's principal business is the design, manufacture and sale of rigid magnetic disc drives for use in computer systems.

     Seagate's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066 and its telephone number at that location is (831) 438-6550.

     The directors and executive officers of Seagate are set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person:

     (a)  Name;

     (b)  Business Address (or residence where indicated);

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

     During the last five years, neither Seagate nor any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All directors and executive officers of Seagate are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement on Schedule 13D relates to Seagate's acquisition of 155,583,468 shares of Common Stock of New VERITAS (the "Shares") (as appropriately adjusted for stock splits since the date of acquisition of the Shares). The Shares were acquired by Seagate through the sale of the Network & Storage Management Group business unit ("NSMG") of Seagate's majority-owned subsidiary Seagate Software, Inc., a Delaware corporation ("Seagate Software") to VERITAS Operating Corporation, a Delaware corporation ("VERITAS"). The sale of NSMG was completed through a combination of NSMG with VERITAS to form a new corporation, VERITAS Software Corporation ("New VERITAS") (the "Merger") pursuant to an Agreement and Plan of Reorganization among VERITAS, New VERITAS, Seagate, Seagate Software and NSMG (the "Plan of Reorganization"). New VERITAS issued the Shares to Seagate valued at approximately $3.1 billion and assumed all employee stock options of NSMG. VERITAS shareholders, option holders and holders of convertible debt converted their VERITAS securities on a one-for-one basis for New VERITAS securities and received approximately 58.4% of New VERITAS as of the closing date of the Merger. Seagate

                                SCHEDULE 13D

Software owned approximately 41.6% of New VERITAS as of the closing date of the Merger. Effective as of the closing date of the Merger, employees of NSMG became employees of New VERITAS and ceased to be employees of Seagate Software or Seagate. New VERITAS common stock currently trades on the Nasdaq National Market.

     Stephen J. Luczo, President, Chief Executive Officer and a member of the board of directors of Seagate, has been granted options (the "Luczo Options") to purchase 112,500 shares of New VERITAS common stock pursuant to the terms of the New VERITAS 1993 Directors Stock Option Plan (the "New VERITAS Directors Plan"). The terms of the Luczo Options are discussed below in Item 6. Seagate may be deemed to share power to vote or direct the voting and power to dispose or direct the disposition of the shares of New VERITAS common stock issuable upon exercise of the Luczo Options.

     In addition, Gregory Kerfoot, a nominee of Seagate to the New VERITAS Board, has been granted options (the "Kerfoot Options") to purchase 106,500 shares of New VERITAS common stock pursuant to the terms of New VERITAS Directors Plan. The terms of the Kerfoot Options are discussed below in Item 6. Seagate may be deemed to share power to vote or direct the voting and power to dispose or direct the disposition of the shares of New VERITAS common stock issuable upon exercise of the Kerfoot Options.

     References to, and descriptions of, the Merger and the Plan of Reorganization, as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Plan of Reorganization filed as an Exhibit to the Form 8-K filed by Seagate Software, Inc. on October 20, 1998 and as amended as set forth in an exhibit to Seagate Software's Form 10-Q/A for the period ended January 1, 1999.

     References to, and descriptions of, the New VERITAS Directors Plan, as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the New VERITAS Directors Plan filed as an exhibit to the Form 10-K filed by VERITAS Software Corporation on March 30, 2000.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this statement relates to Seagate's sale of NSMG to VERITAS through a combination of NSMG with VERITAS to form New VERITAS pursuant to the Plan of Reorganization. At the effective time of the Merger, a newly formed, wholly owned subsidiary of New VERITAS was merged with and into VERITAS, with VERITAS being the surviving corporation of such merger, and all outstanding VERITAS securities were converted, on a share for share basis, into New VERITAS securities having identical rights, preferences and privileges, with New VERITAS assuming all outstanding options, warrants, convertible debentures and other rights to purchase shares of capital stock of VERITAS. At the effective time of the Merger, Seagate and Seagate Software contributed all of the outstanding common stock and assets of NSMG in consideration for the issuance by New VERITAS to Seagate Software of the Shares and the offer by New VERITAS to grant to the employees of Seagate and Seagate Software who were holders of options in Seagate Software at the effective time of the Merger, options to purchase New VERITAS Common Stock in exchange for cancellation of their respective options to purchase Common Stock of Seagate Software.

     (c) Seagate has no plans or proposals which relate to, or may result in any sale or transfer of a material amount of assets of New VERITAS or any of its subsidiaries.

     (d) Upon the consummation of the Merger, the Board of Directors of New VERITAS consisted of the following individuals who were staggered into three classes, A, B and C, with initial terms ending at New VERITAS' annual meeting of shareholders in 1999, 2000 and 2001, respectively:

                                SCHEDULE 13D


       A                                            B                                     C
Gregory B. Kerfoot                         Mark Leslie (Chairman)                   Stephen J. Luczo
Geoffrey Squire                                 Joseph Rizzi                         Steven Brooks
Roel Pieper                                   William Janeway                      Fred van den Bosch
                                            Terence R. Cunnigham
                                         (Resigned in August 1999)

Upon the consummation of the Merger, the officers of New VERITAS were the following persons:

          Chief Executive Officer                       Mark Leslie
          President and Chief Operating Officer         Terence R. Cunningham (Resigned in August 1999)
          Executive Vice President                      Geoffrey W. Squire
          Executive Vice President of Engineering       Fred van den Bosch
          Senior Vice President, Strategic Operations   Peter J. Levine
          Senior Vice President, Finance and Chief
          Financial Officer                             Kenneth Lonchar
          Senior Vice President of Worldwide Sales      Paul A. Sallaberry
          Senior Vice President, Chief Administrative
          Officer and Secretary                         Jay A. Jones
          Vice President, Product Marketing             Michael Colemere
          Vice President, Technical Services            Michael Wentz
          Vice President, Merger Integration            David Hallman

     (e) - (j) Other than set forth in its Form 8-K dated April 5, 2000, Seagate has no plans or proposals which relate to, or may result in (i) any other change in the present capitalization or dividend policy of New VERITAS; (ii) any other material change in New VERITAS' business or corporate structure; (iii) any changes in New VERITAS' charter, bylaws or other instruments corresponding thereto or any actions which may impede the acquisition of control of New VERITAS by any person; (iv) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of New VERITAS; (v) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of New VERITAS; or (vi) any action similar to any of those enumerated above. Notwithstanding the foregoing, Seagate reserves the right to develop such plans or proposals relating to any of the foregoing.

     References to, and descriptions of, the Merger and the Plan of Reorganization, as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Plan of Reorganization filed as an Exhibit to the Form 8-K filed by Seagate Software, Inc. on October 20, 1998, and, as amended, as set forth in an exhibit to Seagate Software's Form 10-Q/A for the period ended January 1, 1999.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the closing date of the Merger, Seagate beneficially owned 155,583,468 shares of New VERITAS common stock (the "Shares") (as appropriately adjusted for stock splits which have occurred since the closing date of the Merger) which represented approximately 41.6% of New VERITAS' outstanding common stock on May 28, 1999. Seagate has the sole power to vote or direct the voting and the sole power to dispose or direct the disposition of the Shares.

                                SCHEDULE 13D

        (b) To the knowledge of Seagate, no person listed on Schedule I has an ownership interest in New VERITAS.

        (c) To the knowledge of Seagate, no transactions in the class of securities reported have been effected during the sixty days ending November 1, 1999 by any person named pursuant to Item 2.

        (d) To the knowledge of Seagate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of New VERITAS reported on herein.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As a condition and inducement to Seagate and Seagate Software to enter into the Merger, New VERITAS agreed to assume all of the options to purchase Seagate Software common stock granted to employees of Seagate Software (the "Seagate Software Options"), under the 1996 Stock Option Plan of Seagate Software, as amended, (the "Seagate Software Stock Plan"). Pursuant to the terms of the Plan of Reorganization, the Seagate Software options were convertible into 6,945,048 shares of New VERITAS common stock (as appropriately adjusted for stock splits since the closing date of the Merger). New VERITAS' assumption of the Seagate Software Options did not change the term, exercisability status as an incentive stock option, if applicable, nor any other term of the Seagate Software Options. References to, and descriptions of, the Seagate Software Stock Plan as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of Seagate Software Stock Plan filed as an exhibit to the Form S-8 Registration Statement under the Act filed by New VERITAS on June 2, 1999.

     Pursuant to the terms of the Registration Rights Agreement by and between New VERITAS and Seagate Software dated May 28, 1999 (the "Registrations Rights Agreement"), Seagate Software is entitled to certain rights with respect to the registration of shares of New VERITAS common stock under the Securities Act of 1933, as amended (the "Securities Act"). Seagate Software's rights with respect to registration apply to the Shares and all shares of New VERITAS Common Stock hereafter acquired by Seagate Software. Under the terms of the Registration Rights Agreement, if New VERITAS proposes to register any of its securities under the Securities Act either for its own account or for the account of other security holders exercising registration rights, Seagate Software is entitled to notice of such registration and is entitled to include shares of New VERITAS common stock therein. At its own expense, Seagate Software may also require New VERITAS to file a registration statement under the Securities Act with respect to its shares of common stock, and New VERITAS is required to use its diligent reasonable efforts to affect such registration. Further, Seagate Software may require New VERITAS to file additional registration statements on Form S-3 at Seagate Software's expense. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. References to, and descriptions of, the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Registration Rights Agreement filed as an exhibit to the 8-K filed by VERITAS Software Corporation on June 14, 1999.

     Pursuant to the terms of the Stockholder Agreement by and between New VERITAS, VERITAS, Seagate and Seagate Software dated May 28, 1999 (the "Stockholder Agreement"), Seagate has been granted certain rights, and is subject to certain obligations, as described below.

                                SCHEDULE 13D

     Pursuant to the Stockholder Agreement, upon the closing of the Merger, New VERITAS increased the size of its Board of Directors (the "New VERITAS Board") to ten persons and appointed Terence R. Cunningham (who resigned in August 1999) and two designees of Seagate, Stephen J. Luczo and Greg Kerfoot, as members of the New VERITAS Board.

     Pursuant to the Stockholder Agreement, for so long as Seagate owns at least 15% of the outstanding common stock of New VERITAS, New VERITAS shall nominate and use its reasonable best efforts to elect two candidates to the New VERITAS Board designated by Seagate who are reasonably acceptable to New VERITAS. For so long as Seagate owns at least 5% and not more than 15% of the outstanding common stock of New VERITAS, New VERITAS shall nominate and use its reasonable best efforts to elect one candidate to the New VERITAS Board designated by Seagate who is reasonably acceptable to New VERITAS. All of Seagate's rights and New VERITAS' obligations to nominate and elect Seagate nominees under the Stockholder Agreement shall terminate upon Seagate ceasing to hold at least 5% of the outstanding common stock of New VERITAS.

     Pursuant to the Stockholder Agreement, for so long as Seagate owns at least 5% of the outstanding common stock of New VERITAS, Seagate shall not sell, transfer or otherwise dispose of any interest of New VERITAS securities for a period of one year following the consummation of the Merger, except Seagate may sell or transfer (i) up to 6,000,000 shares of New VERITAS common stock in a firm underwritten public offering and (ii) up to 2,000,000 shares of New
VERITAS common stock in the quarters ending September 1999, December 1999 and March 2000 and (iii) up to 3,000,000 shares of New VERITAS common stock in the quarter ending June 2000. After the first anniversary of the closing date of the Merger, Seagate shall not sell, transfer or otherwise dispose of any interest of New VERITAS securities except in restricted situations.

     Pursuant to the Stockholder Agreement, for so long as Seagate owns at least 5% of the outstanding common stock of New VERITAS, Seagate shall vote all of its shares of common stock of New VERITAS in the same proportion as the votes cast by other holders of New VERITAS common stock, except that Seagate may vote its shares as it determines upon (i) a change in the fundamental rights of New VERITAS common stock or (ii) a recapitalization in which New VERITAS common stock is converted or exchanged for a security having substantially different fundamental rights than New VERITAS common stock (but in all events excluding any recapitalization or reorganization accomplished in connection with a Corporate Event). A "Corporate Event" for purposes of the Stockholder Agreement shall include any merger, acquisition, consolidation or reorganization, any transaction of a type contemplated by Section 351 of the Internal Revenue Code of 1986, as amended or any other similar transaction whereby (a) New VERITAS is acquired by a third party, (b) there has been a "change of control" such that the stockholders of New VERITAS prior to a transaction own, in the aggregate, less than a majority of the outstanding stock of New VERITAS or the acquiring entity after the transaction, (c) New VERITAS acquires another entity or (d) New VERITAS acquires all or substantially all of the assets of another entity.

     Pursuant to the Stockholder Agreement, Seagate has agreed that until May 28, 2004 it will not, without the prior written consent of New VERITAS, (i) acquire, directly or indirectly, any securities of New VERITAS if the effect of such acquisition would be that Seagate would then beneficially own and/or have the right to acquire more than 41.6% of the voting stock of New VERITAS; (ii) solicit proxies or (iii) otherwise seek, either alone or in concert with others, to control the New VERITAS Board or the policies of New VERITAS.
Notwithstanding these provisions, Seagate may acquire common stock of New VERITAS upon the earlier of: (i) the date that a third party not affiliated with Seagate commences a tender offer or exchange offer that if accepted would result in such person beneficially owning 50% or more of the voting stock of New VERITAS; (ii) the public announcement by New VERITAS that it has entered into any agreement with respect to a merger, consolidation, reorganization or similar transaction involving New VERITAS in which all the stockholders of New VERITAS before such transaction collectively will own less than 50% of the

                                SCHEDULE 13D
outstanding voting stock of the surviving or acquiring entity immediately after such transaction provided, however; that the foregoing standstill limitations
                 --------  -------
described in (i) and (ii) above will be reinstated if such transaction is terminated prior to consummation thereof, or (iii) the sale or disposition of all or substantially all of New VERITAS' assets.

     Pursuant to the Stockholder Agreement, if New VERITAS is contemplating the issuance of securities to a third party as part of a strategic business relationship with such third party, Seagate has the right to purchase the same securities, at the same price and on the same terms, as are issued to the strategic partner, solely in order to maintain Seagate's percentage of common stock ownership in New VERITAS. Provided, however, Seagate's right of purchase is not applicable to (i) the issuance or sale of shares of common stock to certain individuals who are being solicited or retained by New VERITAS for services or employment purposes; (ii) the issuance of securities pursuant to the conversion or exercise of securities; (iii) the issuance of securities in connection with a public offering; (iv) the issuance of any securities in connection with any stock split, stock dividend or similar event in which Seagate is entitled to participate on a proportionate basis or (iv) any securities issued in connection with a Corporate Event (as defined above). Seagate's right of purchase provided for in the Stockholder Agreement shall terminate upon the earlier of (i) the third anniversary of the closing date of the Merger or (ii) such time as Seagate ceases to own 10% of the outstanding common stock of New VERITAS. References to, and descriptions of, the Stockholder Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Stockholder Agreement filed as an exhibit to the 8-K filed by VERITAS Software Corporation on June 14, 1999.

     In connection with their service as directors of New VERITAS, Mr. Luczo and Mr. Kerfoot were granted options to purchase 112,500 and 106,500 shares of New VERITAS common stock, respectively. The exercise price of the Luczo Options and the Kerfooot Options was the fair market value of New VERITAS common stock at the time of grant. The options are immediately exercisable. Any shares purchased upon the Luczo Options and the Kerfoot Options to the extent that such shares are unvested, are subject to repurchase by New VERITAS at the original purchase price in the event that either Mr. Luczo or Mr. Kerfoot ceases to serve as a director of New VERITAS.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

        A. /1/ Agreement and Plan of Reorganization, as amended, dated April 15, 1999, by and between VERITAS Software Corporation, VERITAS Holding Corporation, Seagate Technology, Inc., Seagate Software, Inc. and Seagate Software Network & Storage Management Group, Inc.

        B. /2/ Stockholder Agreement, dated May 28, 1999, by and between VERITAS Software Corporation, VERITAS Holding Corporation, Seagate Technology, Inc. and Seagate Software, Inc.

        C. /2/ Registration Rights Agreement, dated May 28, 1999, by and between VERITAS Holding Corporation and Seagate Software, Inc.

        D.  /3/ Seagate Software, Inc.'s 1996 Stock Option Plan, as amended.

        E. /4/ VERITAS Software Corporation's 1993 Directors Stock Option Plan, as amended.

                                SCHEDULE 13D

     /1/ Incorporated by reference to the 8-K filed by Seagate Technology, Inc.
         on April 5, 2000.
     /2/ Incorporated by reference to the 8-K filed by VERITAS Software
         Corporation on June 14, 1999.
     /3/ Incorporated by reference to VERITAS Software Corporation's Form S-8
         Registration Statement under the Securities Act of 1933 filed with the Commission on June 2, 1999.
     /4/ Incorporated by reference to the Form 10-K filed by VERITAS Software
         Corporation on March 30, 2000.

                                SCHEDULE 13D

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000                SEAGATE TECHNOLOGY, INC.



                                    By: /s/ Charles C. Pope
                                       ----------------------------------
                                       Charles C. Pope
                                       Executive Vice President and
                                       Chief Financial Officer

                                SCHEDULE 13D

                                  Schedule I

                  Directors and Executive Officers of Seagate


                                                                                               Name, Address and
                                                                                           Business of Corporation or
                                      Business or               Principal Occupation            Organization in
            Name                   Residence Address               or Employment                 Which Employed
--------------------------     -----------------------       -------------------------     --------------------------
Stephen J. Luczo              Seagate Technology, Inc.      President and Chief           Seagate Technology, Inc.
                              920 Disc Drive                Executive Officer.            920 Disc Drive
                              Scotts Valley, CA  95066      Chairman of the Board of      Scotts Valley, CA  95066
                                                            Directors of Seagate
                                                            Software, Inc.

Gary B. Filler                Seagate Technology, Inc.      Co-Chairman of the Board of   Seagate Technology, Inc.
                              920 Disc Drive                Directors and Financial       920 Disc Drive
                              Scotts Valley, CA  95066      Consultant                    Scotts Valley, CA  95066

Dr. Kenneth E. Haughton       Seagate Technology, Inc.      Engineering Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

Robert A. Kleist              Printronix, Inc.              President, Chief Executive    Printronix, Inc.
                              17500 Cartwright Road         Officer and Director of       17500 Cartwright Road
                              Irvine, CA  92713             Printronix, Inc.              Irvine, CA  92713
                                                                                          (a computer printer
                                                                                          manufacturer)

Lawrence Perlman              Ceridian Corporation          Co-Chairman of the Board of   Ceridian Corporation
                              8100 34th Avenue South        Directors and Chairman of     8100 34th Avenue South
                              Minneapolis, MN  55425-1640   the Board of Directors and    Minneapolis, MN  55425-1640
                                                            Chief Executive Officer of    (an information services
                                                            Ceridian Corporation          and defense electronics
                                                                                          company)

Thomas P. Stafford            Stafford, Burke & Hecker,     Vice Chairman of Stafford,    Stafford, Burke & Hecker,
                              Inc.                          Burke and Hecker, Inc.        Inc.
                              1006 Cameron Street                                         1006 Cameron Street
                              Alexandria, VA  22314                                       Alexandria, VA  22314
                                                                                          (a consulting firm)

Laurel L. Wilkening           Seagate Technology, Inc.      Independent Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

                                SCHEDULE 13D

                                                                                               Name, Address and
                                                                                           Business of Corporation or
                                      Business or               Principal Occupation            Organization in
            Name                   Residence Address               or Employment                 Which Employed
--------------------------     -----------------------       -------------------------     --------------------------
Bernardo A. Carballo          Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Worldwide Sales, Marketing,   920 Disc Drive
                              Scotts Valley, CA  95066      Product Line Management and   Scotts Valley, CA  95066
                                                            Customer Service Operations

William D. Watkins            Seagate Technology, Inc.      Executive Vice President      Seagate Technology, Inc.
                              920 Disc Drive                and Chief Operating Officer   920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

Townsend H. Porter, Jr.       Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Product and Technology        920 Disc Drive
                              Scotts Valley, CA  95066      Development and Chief         Scotts Valley, CA  95066
                                                            Technical Officer

Charles C. Pope               Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Finance and Chief Financial   920 Disc Drive
                              Scotts Valley, CA  95066      Officer                       Scotts Valley, CA  95066

Don G. Colton                 Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Corporate Quality             920 Disc Drive
                              Scotts Valley, CA  95066                                    Scotts Valley, CA  95066

William L. Hudson             Seagate Technology, Inc.      Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                General Counsel, and          920 Disc Drive
                              Scotts Valley, CA  95066      Corporate Secretary           Scotts Valley, CA  95066

Donald L. Waite               Seagate Technology, Inc.      Executive Vice President      Seagate Technology, Inc.
                              920 Disc Drive                and Chief Administrative      920 Disc Drive
                              Scotts Valley, CA  95066      Officer                       Scotts Valley, CA  95066

                                SCHEDULE 13D